Exhibit 97

Addendum B - POLICY ON CLAWBACK OF INCENTIVE COMPENSATION

The Board of Directors (“Board”) of HDFC Bank Limited (“Bank”) has adopted this Policy on Clawback of Incentive Compensation (“Policy”) in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange (“NYSE”) and NASDAQ.

This Policy shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. This Policy is formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), and Section 303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

1. Applicability and effectiveness

This Policy shall be applicable to Managing Director(s), Executive Director(s) and Material Risk Takers (“MRT”) of the Bank, as well as any other “executive officer” of the Bank (as defined in Rule 10D-1(d) of the Exchange Act) and such other employees, or classes of employees of the Bank, as may be identified by the Nomination and Remuneration Committee in accordance with the applicable laws (hereinafter collectively referred to as “Officers”). MRTs, for the purposes of this Policy, would be determined based on the Standard Qualitative Criteria and Standard Quantitative Criteria as prescribed by Reserve Bank of India.

This Policy shall be binding and enforceable against all Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

This Policy shall be effective with respect to Excess Awarded Compensation received on or after October 2, 2023. For purposes of this Policy, Excess Awarded Compensation shall be considered to be “received” by an Officer in the Bank’s fiscal period during which the Financial Measure specified in the incentive-based compensation is achieved or attained, even if the payment, grant or certification of achievement of the incentive-based compensation occurs after the end of that fiscal period.

2. Administration

The Nomination and Remuneration Committee shall administer this Policy, and any decision taken by the said Committee in this regard shall be final and binding on the Bank and the Officers. The Committee may delegate ministerial administrative duties with respect to this Policy to one or more independent directors of the Bank, as permitted under applicable law.

3. Definitions

“Accounting Restatement” means a restatement of financial statements of the Bank to correct any material noncompliance by the Bank with any financial reporting requirement under applicable U.S. federal securities or accounting laws, including restatements that (a) correct an error in previously issued financial statements that is material to the previously issued financial statements or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period only.

“Clawback Period”, with respect to any Accounting Restatement, means the 3 (three) completed financial years immediately preceding the date on which the applicable Accounting Restatement is required to be made (and any transition period that results from a change in the Bank’s fiscal year within or immediately following such 3 (three) completed fiscal years); provided that a transition period between the last day of the Bank’s previous fiscal year-end and the first day of its new fiscal year that comprises a period of 9 (nine) to 12 (twelve) months shall be considered a completed fiscal year for purposes of this Policy (i.e., a total of four periods). For purposes of this Policy, the Bank is required to prepare an Accounting Restatement on the earlier of (a) the date the Board, a committee thereof or, if Board action is not required, authorized officers, concludes or reasonably should have concluded that the Bank is required to prepare an Accounting Restatement or (b) the date a court of competent jurisdiction, regulator or other legally authorized body directs the Bank to prepare an Accounting Restatement; provided that recovery pursuant to this Policy as a result of this clause (b) shall only be required if such action by such court, regulator or other legally authorized body, as applicable, is final and not appealable. The Bank’s obligation to recover Excess Awarded Compensation from a Covered Officer (as defined below) is not dependent on if, or when, the applicable restated financial statements are filed.

“Excess Awarded Compensation” means, as determined by the Board in accordance with the applicable law, the gross amount (on a pre-tax basis) as stated below and determined by the Nomination and Remuneration Committee to be the amount subject to recovery necessary to comply with applicable law. For the avoidance of doubt, Excess Awarded Compensation may include incentive-based compensation received by a person after such person ceases to be an Officer, including a former employee of the Bank.

Unless otherwise determined by the Board:

i.

for cash awards, Excess Awarded Compensation is the difference between the amount of the cash (commission and/or bonus) that was received and the lesser amount that should have been received had it been determined based on applying the restated Financial Measures;

ii.

for stock options and Restricted Stock Units (“RSUs”) of the Bank granted or vested at the time of recovery or clawback, Excess Awarded Compensation is the number of the stock options or the value of RSUs, as applicable, that was received in excess of the lesser number or lower value, as applicable, that should have been received had it been determined based on applying the restated Financial Measures; and

iii.

for shares issued and allotted by the Bank upon exercise of stock options where the underlying shares remain unsold, Excess Awarded Compensation is the number of shares underlying the stock options that should have been received had it been determined based on applying the restated Financial Measures.

“Financial Measures” means measures that are determined in accordance with the accounting principles used in preparing the Bank’s financial statements, and any measures that are derived wholly or in part from such measures, including stock price and other measures based on stock price such as total shareholder return. A Financial Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-based compensation” means any cash (e.g., commission and/or bonus) or non-cash incentive compensation (e.g., stock options and/or RSUs) or other compensation that is granted, earned or vested based in whole or in part upon the attainment of any Financial Measure and as identified by the Nomination and Remuneration Committee in accordance with the applicable law.

4. Recovery of Excess Awarded Compensation following an Accounting Restatement

In the event the Bank is required to prepare an Accounting Restatement due to any material non- compliance relating to any financial reporting requirements under the applicable U.S. securities laws, the Nomination and Remuneration Committee shall promptly recover any Excess Awarded Compensation that was received during the Clawback Period by any person who was an Officer at any time during the applicable performance period for such incentive-based compensation and that was received by such person after the date of becoming an Officer (“Covered Officer”), except to the extent such Committee has made a determination that recovery would be impracticable, as permitted under applicable law, whether or not such Officer was involved in the preparation of the Financial Statement or contributed to the non-compliance.

5. Recovery of Additional Amounts Upon an Accounting Restatement

Notwithstanding anything mentioned in the above clause, in case the Nomination and Remuneration Committee, in its sole discretion, determines that an Officer’s acts or omissions contributed to the circumstances requiring an Accounting Restatement, then in each such case, the Bank will use reasonable efforts to recover from such Officer up to 100% of the incentive-based compensation, and not just the Excess Awarded Compensation.

6. Method of Clawback and/or Forfeiture

The Nomination and Remuneration Committee shall, in its sole discretion, determine the appropriate method for clawing back or forfeiting the Excess Awarded Compensation or incentive-based compensation, as the case may be, in accordance with applicable law and taking into account the time value of money and the cost of delaying recovery, which may include, without limitation, any one or more of the following:

i.	Requiring the reimbursement of cash- or stock-based incentive-based compensation previously paid;

ii.

Seeking the recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any stock options, RSUs or shares allotted pursuant to exercise of stock options;

iii.	Cancelling or rescinding some or all outstanding vested or unvested stock options or RSUs;

iv.	Adjusting or withholding amounts from unpaid compensation or other set-off; and

v.	Cancelling or setting-off against planned future grants of stock options or RSUs or any other method permitted by applicable law or contract.

To the extent that a current or former Officer fails to repay Excess Awarded Compensation or incentive-based compensation under this Policy, the Bank shall take all actions reasonable and appropriate to recover the same. The concerned Officer shall be required to reimburse the Bank for any and all expenses reasonably incurred (including legal fees) in recovering such Excess Awarded Compensation or incentive-based compensation. For the avoidance of doubt, any Excess Awarded Compensation received by a Covered Officer that has been subsequently forfeited prior to payment thereof, or otherwise recouped by the Bank (including as a result of termination or employment) shall be deemed to have been repaid in accordance with this Policy.

7. Reporting and Disclosure

The Bank shall file all disclosures with respect to this Policy in accordance with the applicable laws.

8. No Indemnification

The Bank shall not indemnify or insure or agree to indemnify or insure any Officer against the loss of erroneously awarded compensation subject to this Policy, nor shall the Bank pay or agree to pay or reimburse any insurance premium to cover the loss of erroneously awarded compensation or any claims relating to the Bank’s enforcement of this Policy. None of the Bank or any of its affiliates shall have any liability to an Officer with respect to any actions taken under this Policy.

9. Amendment

The Board may amend, modify, suspend or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary, appropriate or advisable to implement this Policy or to comply with applicable laws and regulations. This Policy shall not limit the rights of the Bank to take any other actions or pursue other remedies that the Bank may deem appropriate under the circumstances and under applicable law. This Policy will terminate automatically when the Bank ceases to have its securities listed on NYSE or NASDAQ.